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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)



                                  EXO-WEB.COM
          (Name of small business issuer as specified in its charter)


                Nevada                                 87-0575120
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)             Identification Number)


                  #820-355 Burrard Street, Vancouver, British
                            Columbia, Canada V6C2G8
  (Address, including postal code, of registrant principal executive offices)


                                (604) 488-0022
                    (Telephone number including area code)


     Securities to be registered under Section 12(b) of the Exchange Act: None

     Securities to be registered under Section 12(g) of the Exchange Act:
Common Stock

_________________________________________________________________________
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                               EXO-WEB.COM, Inc.

                                  FORM 10-SB

                               TABLE OF CONTENTS

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PART I                                                                          Page
                                                                                ----
Item  1.       Description of Business..........................................   3

Item  2.       Management's Discussion and Analysis or
               Plan of Operations...............................................   8

Item  3.       Property.........................................................  13

Item  4.       Security Ownership of Certain Beneficial Owners and Management.... 13

Item  5.       Directors, and Executive Officers of EXO-WEB.COM.................. 15

Item  6.       Executive Compensation............................................ 17

Item  7.       Certain Relationships and Related Transactions.................... 17

Item  8.       Description of Capital Stock...................................... 18

PART II

Item  1.       Market Price of and Dividends on EXO-WEB.COM's Common Equity and
               Other Stockholder Matters......................................... 19

Item  2.       Legal Proceedings................................................. 19

Item  3.       Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.......................................... 20

Item  4.       Recent Sales of Unregistered Securities........................... 20

Item  5.       Indemnification of Directors and Officers......................... 20

PART F/S

Index to Financial Statements.................................................... 22

PART III

Item  1.       Index to Exhibits................................................. 31
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PART I

Item 1.    Description of Business

EXO-WEB.COM is a development stage company that intends to develop and market
Internet and intranet software applications. EXO-WEB.COM was incorporated in Nevada in June, 1977 as Hartco Ltd. It changed its name to EXO-WEB.COM on August
4, 1999. EXO-WEB.COM had been in the development stage since its inception. It was initially formed for the purpose of investing in projects to develop mineral properties. Its activities in that regard were limited, and EXO-WEB.COM did not generate any revenues. In August, 1988, EXO-WEB.COM's only interest in a mineral development project was terminated. Between 1988 and 1999, EXO-WEB.COM did not actively engage in any business, and earned no revenues.

In March, 1999, EXO-WEB.COM sold 6,500,000 shares of common stock, principally to shareholders of MAC Multimedia Accelerator Corp., pursuant to a plan to acquire certain software rights from MAC Multimedia Accelerator Corp., and to enter the business of developing and licensing software.

On June 10, 1999, EXO-WEB.COM entered into an agreement to acquire the rights to an Internet and intranet software product and related technology from MAC
Multimedia Accelerator Corp. upon payment of $722,000 Canadian dollars. The software was developed for MAC Multimedia Accelerator Corp. by Mindquake
Software, Inc.  As part of the software acquisition agreement, MAC Multimedia
Accelerator Corp. agreed to assign to EXO-WEB.COM its interest in its agreement with Mindquake for the software's development.

EXO-WEB.COM has not yet paid the purchase price to MAC Multimedia Accelerator
Corp. EXO-WEB.COM currently does not have the funds to make the payment called for under the agreement. It has entered into an agreement with MAC Multimedia
Accelerator Corp. under which it can extend the time for paying the purchase price to March 23, 2000.

To date, EXO-WEB.COM's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. EXO-WEB.COM has not commenced commercial operations. EXO-WEB.COM has no full time employees other than its president and executive vice president, and owns no real estate.

EXO-WEB.COM's Business

EXO-WEB.COM is in the process of establishing itself as a seller of software applications for organizations that transmit information via the Internet and intranet, including website operators, independent service providers, and organizations operating an intranet for employees or other selected groups. An intranet is a private network that

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uses Internet software and protocols, and thus functions as a private version of the Internet.

Industry Background - The Internet

The Internet is a global collection of thousands of interconnected computer networks that enables commercial organizations, educational institutions, governmental agencies and individuals to communicate electronically, access and share information and conduct commerce. Unlike other public and private telecommunications networks that are managed by businesses, governmental agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. Open communications on the Internet are enabled by TCP/IP, the common Internet communications protocol, which enables communication and data transfers across the Internet regardless of the hardware and software used.

Use of the Internet has been accelerated by increases in cost-effective processing power and data storage capabilities in personal computers, as well as widespread availability of multimedia, fax/modem, and networking capabilities to the home and business computing markets. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of a network of servers and information available on the worldwide web. The worldwide web, which is based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows non-technical users to exploit the capabilities of the Internet. The worldwide web enables users to find, retrieve and link information on the Internet easily and consistently. The development of worldwide web technology and associated easy-to-use software has made the Internet easier to navigate and accessible to a larger number of users and for a broad range of applications.

Organizations of all kinds are increasingly using the Internet for communicating with key constituents and conducting business. Web sites provide a forum for businesses to advertise goods and services, and for customers to purchase them electronically. Web-based applications for suppliers and distributors permit electronic business-to-business procurement, payment systems, and logistics planning. Internally, many organizations have adopted intranets to improve communications and data transfers among employees.

Need For Information Management and Analysis Software for Internet-Based Systems

Users of the Internet and intranets need to be able to search for and locate relevant information from a large database rapidly and easily. However, a user's ability to do so may become more difficult as the volume of data that users can access increases. Similarly, organizations that administer, or provide information to users through, such sites need to determine if, and to what extent, their investments in Internet technology, content, and infrastructure are furthering their strategic goals. These organizations are looking for ways to measure the effectiveness of their Internet-based systems by monitoring performance, and determining usage patterns.

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EXO-WEB.COM's Initial Product

EXO-WEB.COM's initial product is a software application suite for organizations that transmit data, information and content via the Internet, intranets or wide area networks. Such content providers include website operators, Internet service providers, and firms operating an intranet or other type of network for use by their employees or other selected groups. EXO-WEB.COM's software delivers information to network users through "Narrowcasting," a process which combines demographic information, statistical analysis, and push technology to customize the information and present it in a channel format that is easy to use.

EXO-WEB.COM's product allows content providers to organize the information into channels for presentation to users, which provides convenient, TV-like viewing.
The software delivers a unique combination of channels to each user on the basis of demographic information provided by that user. The software also creates and maintains a unique history of the information requested by each user, and makes a statistical analysis of that history to identify which categories of information each user is most likely to want in the future. The software then automatically delivers the channels with those categories of information to the user. This reduces the time and effort required for the user to search through multiple categories of information in order to locate and retrieve the portion relevant to its needs. It can also reduce downloading delays by reducing the amount of information that must be loaded on the user's screen.

The software features a generic, plug-in architecture, which allows the content provider to deliver third party software features, such as video or voice streaming, to users, and to upgrade them automatically or at the user's request.
EXO-WEB.COM believes that this combination of targeted information, software download options, and TV-like viewing will be attractive to Internet and intranet users.

The software's tracking and statistical analysis of user histories permits content providers to match the appropriate content to each user. The software also contains reporting engines that can be used to generate reports containing precise information about what various groups of users are looking at and requesting. This enhanced understanding of users' viewing patterns allows the content provider to maximize its investment in the website or network. The information can also be used to generate reports allowing similar evaluations to be made by third parties who advertise or otherwise provide some of the content provided by a particular website, independent service provider, or intranet operator. The software also contains features to allow the establishment of a secure network, and to allow the conduct of secure electronic commerce transactions via the Internet.

Once it has acquired its initial product, EXO-WEB.COM intends develop and carry out a marketing plan for the sale of the product. These activities will include marketing studies to identify target customers, to position the product in the marketplace, and to select

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media outlets for advertising. EXO-WEB.COM intends to market its product through the Internet, trade shows, and direct sales. It also intends to expand its corporate website into a meta portal to support its marketing, sales, and customer support activities. EXO-WEB.COM plans to open its first sales office in Seattle, Washington. If its initial product gains market acceptance, it intends to open additional sales offices within the United States, and then overseas. In addition to selling its product directly to end-users, EXO-WEB.COM plans to pursue establishing arrangements for distributing its product through organizations possessing distribution channels for complementary products, such as Nortel, Microsoft, Novell, and AOL. Initial marketing and sales efforts by EXO-WEB.COM's will be directed towards local and regional Internet Service
Providers and selected high volume web sites. EXO-WEB.COM plans to market its product to intranet content providers after it has established a base among Internet customers.

If its initial product gains market acceptance, EXO-WEB.COM intends to pursue expansion of its product line beyond its initial product. EXO-WEB.COM intends to pursue further arrangements with Mindquake Software, Inc. to develop updates of its initial product, and to develop new, complementary software products. EXO-
WEB.COM also intends to pursue arrangements with other parties for the development and acquisition of additional software products that can be integrated with its initial product. EXO-WEB.COM may seek to purchase such technology outright or, alternatively, to acquire an exclusive license to use the software. EXO-WEB.COM may also consider entering into collaborative partnerships to bundle its software with other parties' software for marketing and distribution purposes.

Competitive Conditions

The market for Internet technology is rapidly evolving and intensely competitive. EXO-WEB.COM will be competing with numerous other companies, some of whom currently offer products containing one or more of the features that EXO-WEB.COM's products will have. EXO-WEB.COM expects competition to intensify in the future. Barriers to entry may not be significant. There can be no assurance that EXO-WEB.COM will be able to compete successfully with existing or new products and enhancements introduced by existing competitors and new companies entering the market.

Many of EXO-WEB.COM's competitors, as well as potential entrants into its markets, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources that EXO-WEB.COM. Many of the current and potential competitors can devote substantially greater resources to product development and promotion than EXO-WEB.COM can.

Governmental Regulation

As Internet commerce continues to evolve, increasing regulation by federal, state, or foreign agencies becomes more likely. Such regulation is likely in the areas of user privacy, pricing, content, and quality of products and services.
Taxation of Internet use,

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or other charges imposed by government agencies or by private organizations for accessing the Internet, may also be imposed. Laws and regulations applying to the solicitation, collection, or processing of personal or consumer information could affect EXO-WEB.COM's activities. Furthermore, any regulation imposing fees for Internet use could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on EXO-WEB.COM's business, results of operations, and financial condition.

Environmental Regulation

EXO-WEB.COM does not believe that environmental laws have or will have a significant effect on its business.

Year 2000 Issue

Year 2000 issues arise because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000,and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting EXO-
WEB.COM, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

EXO-WEB.COM has verbally confirmed with Mindquake Software, Inc., which developed the software EXO-WEB.COM intends to acquire and market as its initial product, that that software has been tested to assure that it is Year 2000 compliant. EXO-WEB.COM intends to obtain written confirmation. However, the software has not been tested in every possible computer environment, and therefore it may not be fully year 2000 compliant. Failure of EXO-WEB.COM's product to be Year 2000 compliant could prevent EXO-WEB.COM's product from gaining market acceptance, and require an increase in allocation of resources to remedy those problems for its customers, and could lead to legal liability for defective software.

EXO-WEB.COM has verbally confirmed the Year 2000 readiness of Mindquake
Software, Inc., with whom it may contract for software support and development in the future. EXO-WEB.COM intends to obtain written certifications of readiness from Mindquake and any other third party with whom it enters into a relationship. EXO-WEB.COM's business plan and profitability could be jeopardized if Year 2000 problems disrupt the provision of goods or services by third parties on whom it depends.

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At present, due to EXO-WEB.COM's developmental stage, it has no critical systems that it must test for Year 2000 compliance. However, EXO-WEB.COM cannot be certain that it will not experience unanticipated negative consequences from Year 2000 problems, or that it will be able to make any such modifications as may become necessary in a timely, cost-effective and successful manner, and the failure to do so could interfere with EXO-WEB.COM's ability to do business. If
EXO-WEB.COM discovers that certain of its services need modification, or certain of its third-party hardware and software is not year 2000 compliant, it will try to make modifications to its services and systems on a timely basis. EXO-
WEB.COM cannot provide assurance that it will be able to modify these products, services and systems in a timely, cost-effective and successful manner, and the failure to do so could have a material adverse effect on its business and operating results.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Form 10-SB contains forward-looking statements. The words, "anticipate",
"believe", expect", "plan", "intend", "estimate", "project", "could", "may",
"foresee", and similar expressions are intended to identify forward-looking statements. The following discussion and analysis should be read in conjunction with EXO-WEB.COM's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB which contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. EXO-WEB.COM's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

Plan of Operation for the Next Twelve Months

EXO-WEB.COM has no cash or other liquid assets with which to fund its business plan. Accordingly, it will be necessary for EXO-WEB.COM to sell additional common stock in order for it to put its business plan into operation.
Specifically, EXO-WEB.COM must raise the funds necessary to acquire and launch its initial product, to upgrade its initial product, and pursue the acquisition of complementary products. If it can raise the funds to do so, EXO-WEB.COM anticipates cash expenditures of between $3 million and $5 million. There can be no guarantee that EXO-WEB.COM will be able to raise funds on acceptable terms, or at all. If EXO-WEB.COM succeeds in raising additional funds through the sale of common stock, the ownership interest of holders of existing shares of EXO-
WEB.COM's common stock will be diluted. The principal aspects of its business plan for the next 12 months include the following:

Acquisition and Copyright of Initial Product: EXO-WEB.COM and MAC Multimedia
Accelerator Corp. have entered into an acquisition agreement, under which EXO-
WEB.COM will purchase the software product it intends to market as its initial product. Under the agreement, EXO-WEB.COM has until December 30, 1999 to make the required payment, but the agreement permits that date to be extended to as late as March

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23, 2000. Once it acquires the software, EXO-WEB.COM will incur expenses to copyright the software's source codes.

Organizational Expenses: EXO-WEB.COM has incurred and will continue to incur organizational expenses, including legal and accounting fees, in connection with corporate matters, the acquisition of its principal asset, and raising the capital necessary to carry out its business plan.

Marketing and Sales expenses: In order to market and sell its initial product, EXO-WEB.COM will incur expenses for salary for marketing and sales personnel, for renting and furnishing an initial sales office, for acquiring computers and software, and for telephone lines, Internet access, travel, and advertising.
EXO-WEB.COM will also incur expenses to expand its corporate website in order to support its marketing, sales, and customer support activities. These expenses will include the cost of fees for consulting services and for purchasing additional server hardware.

Product Support Expense: EXO-WEB.COM will incur expenses to hire personnel to provide technical support for customers who purchase its initial product.

Administrative Expense: EXO-WEB.COM will also incur expenses for hiring personnel and acquiring equipment for processing sales orders, and for routine administrative support of its operations.

Product Development/Acquisition: Once EXO-WEB.COM has acquired its initial product, and begun selling it, EXO-WEB.COM intends to pursue the acquisition of new, complementary software products. EXO-WEB.COM will incur expenses principally for fees paid to third parties for development upgrades of its initial product, or for the acquisition of the rights to other products.

If EXO-WEB.COM cannot raise the funds necessary to implement all of this plan, it has contingency plans that permit it to scale back some of its acquisition, launch, product development, and general and administrative expenses. Such steps include deferring product upgrades and new product acquisition; reducing the number of marketing, sales, and administrative employees it hires; and reducing expenditures to develop its website.

Outlook: Issues and Uncertainties

EXO-WEB.COM's success is dependent on a number of factors which should be considered by prospective investors. EXO-WEB.COM is a development stage company that does not have a history of earnings or profit, and there is no assurance that it will operate profitably in the future. As such there is no assurance that EXO-WEB.COM will provide a return on investment in the future.

Business Risks

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EXO-WEB.COM operates in a highly competitive business environment that has a number of inherent risks.  These risks may be summarized as follows:

1.   Need for Capital to Acquire Software Rights and Carry Out Business Plan:
EXO-WEB.COM has only recently entered into an agreement to acquire from MAC
Multi Accelerator Corp. the software and related technology that will be EXO-
WEB.COM's principal asset. EXO-WEB.COM does not currently have the funds to complete that acquisition, and may not be able to raise sufficient funds to do so. If EXO-WEB.COM is unable to complete the purchase of the software, it will be unable to implement its business plan. If EXO-WEB.COM is able to raise the necessary funds and acquire the software, it will still require additional capital to hire employees to establish marketing channels and undertake sales and support activities. There is no guarantee that EXO-WEB.COM will be able to do so.

2. Reliance on New Products: EXO-WEB.COM intends to sell newly developed products, which may not sell in sufficient quantities to make EXO-WEB.COM profitable. As a result of EXO-WEB.COM's limited operating history, it is difficult to accurately forecast its potential revenue, and there is no meaningful historical financial data upon which to base planned operating expenses. Its revenue and income potential is unproven and its business model is still emerging. As such, there is no assurance that EXO-WEB.COM will provide a return on investment in the future. Any evaluation of EXO-WEB.COM's business and EXO-WEB.COM's prospects must be made in light of the risks and uncertainties often encountered by companies in their early stages of development. These risks and uncertainties are particularly significant for companies in rapidly evolving markets, such as the market for Internet and intranet products.

3. Competition: The market for Internet and intranet software products is intensely competitive. There can be no assurance that EXO-WEB.COM will be able to compete successfully with existing products, or with new products and enhancements introduced by existing competitors and new companies entering the market. EXO-WEB.COM's products will compete against those of established companies, who have financial, marketing, and other resources greater than those of EXO-WEB.COM. These competitors may be able to institute and sustain lower pricing, or imitate the features of EXO-WEB.COM's products, resulting in a EXO-
WEB.COM failing to achieve a significant share of the market.

4. Development of Brand Name Awareness: Developing and maintaining awareness of the "EXO-WEB.COM" brand name is critical to achieving widespread acceptance of EXO-WEB.COM's products. Successfully promoting and positioning the EXO-
WEB.COM brand will depend largely on the effectiveness of EXO-WEB.COM's marketing efforts and its ability to offer attractive products at competitive prices. If EXO-WEB.COM fails to develop awareness and acceptance of its brand name or if it incurs significant expenses in doing so, it could limit its profitability and decrease the value of its stock.

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5.   Need For Product Innovation: If EXO-WEB.COM is able to establish a customer base, its success may be at risk if EXO-WEB.COM does not continue to upgrade and improve its products. Typically, the high technology industry is characterized by a consistent flow of new improved products that renders existing products obsolete. EXO-WEB.COM's sales may decline if it is unable to adapt its products to changes in Internet technology. It may incur significant expenses in developing new products. It may not be successful in either developing such products or timely introducing them to the market.

6. Growth in Market for EXO-WEB.COM's Products: EXO-WEB.COM's success also depends on continued use and expansion of the Internet and intranets. The
Internet infrastructure may not be able to support the demands placed on it by continued growth. The growth in volume of Internet traffic may create instabilities in its structure such as shortages in Internet addresses and overworked search engines. Such instabilities may have an adverse affect on EXO-
WEB.COM' s operations and business if they are not addressed. The Internet could also lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service.

7. Government Regulation and Taxation. As Internet commerce continues to evolve, increasing regulation by federal, state, or foreign agencies becomes more likely. Regulation could be imposed in the areas of user privacy, pricing, content, and quality of products and services. Taxes or other fees could be imposed for Internet use. Any such regulations or fees could reduce the use of the Internet, which, in turn, could reduce demand for EXO-WEB.COM's products.

8. Management. EXO-WEB.COM is dependent on a relatively small number of key employees to implement its business plan, the loss of any of whom may affect its ability to provide the required quality service and technical support to achieve and maintain a competitive market position. EXO-WEB.COM does not have an employment agreement with any of the key employees, and, as a result, there is no assurance that they will continue to manage EXO-WEB.COM's affairs in the future. EXO-WEB.COM has not obtained any key man insurance with respect to such employees.

9. Third Parties. EXO-WEB.COM intends to utilize the services of third party contractors to provide software development, customer support, and other services. Therefore, its performance will be affected by the quality of the goods and services provided by, and the reputations of, such third parties.

10. Intellectual Property Rights. The software products that EXO-WEB.COM intends to develop and license are proprietary in nature, and EXO-WEB.COM may attempt to protect them by relying on patent, trademark, service mark, trade dress, copyright, and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps EXO-WEB.COM may take to protect its intellectual property may be inadequate, time consuming, and expensive. Furthermore, despite EXO-WEB.COM's efforts, it may be unable to prevent third-parties from infringing upon or misappropriating

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its intellectual property. Similarly, technology that EXO-WEB.COM may purchase or develop may infringe on third parties' intellectual property rights and such third parties may bring claims against it alleging infringement of their intellectual property rights. Such claims and any resulting litigation could subject EXO-WEB.COM to significant liability for damages and invalidation of EXO-WEB.COM's proprietary rights. Such litigation, regardless of its success, would likely be time-consuming and expensive to defend and would divert management time and attention.

11. General Factors: EXO-WEB.COM's business may be affected by such matters as changes in general economic conditions, changes in laws and regulations, prices and costs, and other similar factors.

Risks Related to EXO-WEB.COM's Securities

1. Issuance of Additional Shares. The vast majority of the 100,000,000 authorized shares of common stock of EXO-WEB.COM are unissued. The Board of Directors has the power to issue such shares without shareholder approval. EXO-
WEB.COM intends to issue additional shares of common stock if necessary in order to acquire products, capital, to compensate service providers, to compensate its senior executives, marketing and sales personnel, or directors, with stock options, or for other corporate purposes. Any such stock issuance would dilute ownership interests of shareholders.

2. No Foreseeable Dividends: EXO-WEB.COM has not paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

3. Possibility of Securities Prices. The market for EXO-WEB.COM's stock is highly volatile and will likely continue to behave in this manner in the future.
Stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. In particular, the stock markets with respect to Internet companies have recently experienced stock price and volume volatility that has affected companies' stock prices. The stock markets may continue to experience volatility that may inflate or deflate the market price of EXO-WEB.COM's common stock.

4. Requirements of SEC With Regard to Penny Stocks. EXO-WEB.COM's securities are subject to the SEC "penny stock" regulations which may limit the ability of broker-dealers to sell EXO-WEB.COM's securities and shareholders' ability to sell their shares in the secondary market. The Securities and Exchange
Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9
under the Securities and Exchange Act of 1934. The rules require broker-dealers to make certain disclosures regarding penny stocks to potential buyers, and make a determination based upon information provided by the potential buyer about such buyer's suitability for investing in penny stocks. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable

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to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value.
Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Item 3. Property

EXO-WEB.COM owns no property. It subleases office space on a monthly basis in Vancouver, British Columbia.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of November 5, 1999 EXO-WEB.COM's outstanding common stock owned of owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known to EXO-WEB.COM to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group.

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                                                                                    Percentage of
Name and Address                                                  Shares Owned      Shares Owned
--------------------------------------------------------------------------------------------------
Randall Currey, President, Director /1/                              1,144,367           10.85%
     Suite 820 - 355 Burrard Street, Marine Building
     Vancouver, B.C. V6C 2G8
--------------------------------------------------------------------------------------------------
Bottom Line Management Inc./2/                                        570,994            5.41%
     B-66 East Bay Center
     Nassau, Bahamas
--------------------------------------------------------------------------------------------------
Number 3 Corporate Ventures, Inc./3/                                   573,373            5.44%
     414 N. Commercial Street
     Bellingham, WA  98227
--------------------------------------------------------------------------------------------------
Ronald Condly, Executive Vice President, Director/4/                   968,934            9.18%
     Suite 820 - 355 Burrard Street, Marine Building
     Vancouver, B.C. V6C 2G8
--------------------------------------------------------------------------------------------------
Rockaway Resources Inc./5/                                            631,066            5.98%
     B-66 East Bay Center
     Nassau, Bahamas
--------------------------------------------------------------------------------------------------
Number 1 Corporate Ventures, Inc./6/                                   337,868            3.20%
     414 N. Commercial Street
     Bellingham, WA  98227
--------------------------------------------------------------------------------------------------
Ken Chaboter/7/                                                        666,469            6.32%
     665-6th Ave. #210
     Vancouver, B.C., V5T 4J3
--------------------------------------------------------------------------------------------------
Number 4 Corporate Ventures, Inc./8/                                    35,836             .34%
--------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
     414 N. Commercial Street
     Bellingham, WA  98227
------------------------------------------------------------------------------------------
Everhart Enterprises Ltd./9/                                        630,633        5.98%
     B-66 East Bay Center
     Nassau, Bahamas
------------------------------------------------------------------------------------------
James Ferguson/10/                                                  680,710        6.45%
     2218 Mountain Drive
     Abbotsford, B.C.
------------------------------------------------------------------------------------------
John George Ens/11/                                                 680,709        6.45%
     35360 Sandyhill Road
     Abbotsford, B.C.
------------------------------------------------------------------------------------------
Number 7 Corporate Ventures, Inc./12/                               605,075        5.74%
     415 N. Commercial Street
     Bellingham, WA  98227
------------------------------------------------------------------------------------------
Levert Development Ltd./13/                                          75,635         .72%
     B-66 East Bay Center
     Nassau, Bahamas
------------------------------------------------------------------------------------------
Newthan Fund Investment Ltd./14/                                     75,634         .72%
     B-66 East Bay Center
     Nassau, Bahamas
------------------------------------------------------------------------------------------
AHF Ventures Inc./15/                                               667,317        6.33%
     28128 Redondo Drive South
     Des Moines, WA  98198
------------------------------------------------------------------------------------------
Grant MacDonald/16/                                                 952,163        9.03%
     3860 Bayridge Ave.
     West Vancouver, British Columbia
------------------------------------------------------------------------------------------
Media Resources International Inc./17/                              347,087        3.29%
     B-66 East Bay Center
     Nassau, Bahamas
------------------------------------------------------------------------------------------
Number 8 Corporate Ventures, Inc. /18/                              605,075        5.74%
     416 N. Commercial Street
     Bellingham, WA  98227
------------------------------------------------------------------------------------------
ALL EXECUTIVE OFFICERS & DIRECTORS AS A
GROUP (4 Individuals)                                             2,113,301       20.03%
--------------------------------------------------------------------------------------------------

/1/Randall Currey is the beneficial owner of shares held by Bottom Line
     Management Inc. and Number 3 Corporate Ventures, Inc.
/2/Randall Currey is the beneficial owner of shares held by Bottom Line
     Management Inc.
/3/Randall Currey is the beneficial owner of shares held by Number 3 Corporate
     Ventures, Inc.
/4/Ronald Condly is the beneficial owner of shares held by Rockaway Resources
     Inc and Number 1 Corporate Ventures, Inc.
/5/Ronald Condly is the beneficial owner of shares held by Rockaway Resources
     Inc.
/6/Ronald Condly is the beneficial owner of shares held by Number 1 Corporate
     Ventures, Inc.

/7/Ken Chaboter is the beneficial owner of shares held by Number 4 Corporate
     Ventures, Inc. and Everhart Enterprises Ltd.
/8/Ken Chaboter is the beneficial owner of shares held by Number 4 Corporate
     Ventures, Inc.
/9/Ken Chaboter is the beneficial owner of shares held by Everhart Enterprises
     Ltd.
/10/James Ferguson is the beneficial owner of shares held by Levert Development
     Ltd. and Number 7 Corporate Ventures, Inc. See Note (10) above. Mr. Ferguson disclaims beneficial ownership of the shares owned by Number 7 Corporate Ventures, Inc. beyond the extent of his pecuniary interest.
/11/John George Ens is the beneficial owner of shares held by Newthan Fund
     Investment Ltd. and Number 7 Corporate Ventures, Inc. See Note (10) above. Mr. Ens disclaims beneficial ownership of the shares owned by Number 7 Corporate Ventures, Inc. beyond the extent of his pecuniary interest.
/12/Number 7 Corporate Ventures, Inc. is owned 50% by James Ferguson and 50% by
     John George Ens. Under Rule 13d-3 of the Securities Exchange Act of 1934, both Messrs. Ferguson and Ens could be considered the beneficial owners of the shares registered in the name of Number 7 Corporate Ventures, Inc. Number 7 Corporate Ventures, Inc.
/13/James Ferguson is the beneficial owner of shares held by Levert Development
     Ltd.
/14/John George Ens is the beneficial owner of shares held by Newthan Fund
     Investment Ltd.
/15/Alan Findlayson is the beneficial owner of shares held by AHF Ventures Inc. /16/Grant MacDonald is the beneficial owner of shares held by Number 8 Corporate
     Ventures, Inc. and Millenium Crescent Corp.
/17/Grant MacDonald is the beneficial owner of shares held by Media Resources
     International Inc.
/18/Grant MacDonald is the beneficial owner of shares held by Number 8 Corporate
     Ventures, Inc.

All shares are held of record and each record shareholder has sole voting and investment power, except as discussed above. EXO-WEB.COM knows of no one who has the right to acquire beneficial ownership in EXO-WEB.COM common stock. Other than the sale of EXO-WEB.COM stock contemplated by this prospectus, there are no arrangements known to EXO-WEB.COM the operation of which may at a subsequent date result in a change of control of EXO-WEB.COM.


Item 5.  Directors and Executive Officers

The following table sets forth the name, age and position of each director and executive officer of EXO-WEB.COM.:

----------------------------------------------------------------------------
NAME                     AGE       POSITION
----------------------------------------------------------------------------
Randall Currey           43        President, Director
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Ronald Condly          43     Executive Vice President, Director
----------------------------------------------------------------------------
Robert Harrison        56     Chief Financial Officer, Director
----------------------------------------------------------------------------
Anthony Gardiner       63     Chief Technology Officer, Director
----------------------------------------------------------------------------


Mr. Currey has served as the President and a Director of EXO-WEB.COM since March 8, 1999. Prior to joining EXO-WEB.COM, Mr. Currey was a director and the Vice President of Marketing for MAC Multimedia Accelerator Corp. from December, 1997 to June 10, 1999. As Vice President of Marketing for MAC Multimedia Accelerator Corp., he was in charge of strategic planning, business development, and financing. Prior to that, he served as the Vice President of Infinitron International Inc., a private company in Vancouver, British Columbia, which develops digital compression software. During this time the company grew from 12 to 120 employees. Mr. Currey was instrumental in negotiating licensing agreements and mergers with several technology companies during this time. For the past five years, Mr. Currey has also served as a director of Emerald Hill Shoreline Estates Ltd., a land development company formed to build waterfront condominiums in Comox, British Columbia.

Mr. Condly has served as the Executive Vice President and a Director of EXO-WEB.COM since March 8, 1999. Prior to joining EXO-WEB.COM, Mr. Condly was a director and the Chief Operating Officer of MAC Multimedia Accelerator Corp. from December, 1997 to June 10, 1999. As Chief Operating Officer, he was in charge of product development, business operations, and development and implementation of corporate logistics and communications systems. Prior to that, he served as the Vice President of Operations for Infinitron International Inc., a private company in Vancouver, British Columbia, which develops digital compression software. Prior to that, Mr. Condly served as Project Manager for Emerald Hill Shoreline Estates Ltd., a land development company formed to build waterfront condominiums in Comox, British Columbia.

Mr. Harrison has served as the Chief Financial Officer and a Director of EXO-WEB.COM since October 15, 1999. Prior to joining EXO-WEB.COM, Mr. Harrison was a principal with Trilennium, Vancouver, B.C., which offers focused strategic advice and tactical marketing implementation for a select few of Canada's larger manufacturers and professional service companies. Prior to that, he served as Senior Director of The Business Exchange, Vancouver, B.C., which serves as a intermediary for public and large private companies in business sales, divestitures, mergers and acquisitions, strategic alliances, equity and debt financings, and business valuations. Prior to that, he served as President of Hybor Consulting, a firm that offered consulting services to larger corporate clients, assisting these clients with strategic planning and implementation. Prior to that, Mr. Harrison was a Senior Partner at Deloitte Touche and President of the Board of Trade Montreal.

Mr. Gardiner has served as the Chief Technology Officer and a Director of EXO-WEB.COM since October 15, 1999. Mr. Gardiner has been with Deloitte & Touche's consulting group since Deloitte & Touche acquired his company, Teleconsult, in the mid-1980s. Over the past decade, Mr. Gardiner has worked extensively with venture capitalists, merger and acquisition specialists, and commercial and developmental bankers. Mr. Gardiner has completed developmental projects in over 20 countries and worked with many client organizations including Canadian International Development Agency (CIDA), The Asian Development Bank, World Bank, CRTC, Telecom Canada, Telesat and Teleglobe. Most recently, he was retained by CIDA as Team Leader for a three-person mission to Ecuador to evaluate its overall telecommunications sector and identify funding mechanisms. Prior to that, Mr. Gardiner provided similar services to Bolivia, Tanzania, Indonesia, Columbia and the Philippines.

Each director named above will serve until the next annual meeting of EXO-WEB.COM's shareholders and the election and qualification of his successors.

Item 6.  Executive Compensation

No officer or director has received any remuneration from EXO-WEB.COM. Although there is no current plan in existence, it is possible that EXO-WEB.COM will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of EXO-WEB.COM's business plan. EXO-WEB.COM has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the board of directors may recommend adoption of one or more such programs in the future. EXO-WEB.COM has no employment contract or compensatory plan or arrangement with any executive officer of EXO-WEB.COM. No director currently receives any cash compensation from EXO-WEB.COM for his service as a member of the board of directors. There is no compensation committee, and no compensation policies have been adopted.

Item 7. Certain Relationships and Related Transactions

Other than as discussed below, no director, executive officer or nominee for election as a director of EXO-WEB.COM, and no owner of five percent or more of EXO-WEB.COM's outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000.

Messrs. Currey and Condly previously served as officers and directors of MAC Multimedia Accelerators Corporation, the company from which EXO-WEB.COM plans to acquire the proprietary technology which is the basis for EXO-WEB.COM's business plan. Pursuant to the purchase and sale agreement between EXO-WEB.COM and MAC Multimedia Accelerators Corporation, EXO-WEB.COM will acquire the Client Server Software Suite technology for $722,00 Canadian. Messrs. Currey and Condly resigned from their positions with MAC Multimedia Accelerators Corporation on June 10, 1999,
the day EXO-WEB.COM signed an agreement to purchase the technology from MAC Multimedia Accelerators Corporation. Although Messrs. Currey and Condly will receive no direct remuneration from the purchase by EXO-WEB.COM of the technology from MAC Multimedia Accelerators Corporation, their relationships with EXO-WEB.COM as employees, officers and directors result from their previous relationships with MAC Multimedia Accelerators Corporation and their knowledge of the technology.

Item 8.  Description of Capital Stock

The following description of EXO-WEB.COM's capital stock is a summary of the dividend, voting, and preemption rights of EXO-WEB.COM's capital stock. This description is subject to and qualified in its entirety by EXO-WEB.COM's articles of incorporation and bylaws, which are included as exhibits to the registration statement, and by the applicable provisions of Nevada law.

EXO-WEB.COM's authorized capital consists of 100,000,000 shares of common stock, par value $.001 per share. Immediately prior to this offering, 10,549,500 shares were issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of EXO-WEB.COM's common stock.

Because the holders of shares of EXO-WEB.COM's common stock do not have cumulative voting rights, the holders of more than 50% of EXO-WEB.COM's outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of EXO-WEB.COM's directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of EXO-WEB.COM, shareholders are entitled to receive, ratably, the net assets of EXO-WEB.COM available to shareholders after payment of all creditors.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of EXO-WEB.COM's common stock are issued, the relative interests of existing shareholders may be diluted.

In June, 1999, the holders of 6,100,000 shares of EXO-WEB.COM common stock entered into a pooling agreement, also commonly known as a "lock-up" agreement. Under the agreement, the shareholders delivered to the pooling agent the certificates for their shares of EXO-WEB.COM common stock, to be held by the pooling agent. Pursuant to a schedule contained in the agreement, the pooling agent will release the shares, on a pro rata basis, 25% on December 1, 1999, 25% March 1, 2000, 25% June 1, 2000, and 25% September 1, 2000. The agreement permits EXO-WEB.COM's board of directors, in its discretion, to allow shares to be released earlier than called for under the schedule, if they deem it to be in the best interest of EXO-WEB.COM and all of the shareholders.

                                    PART II

Item 1. Market Price of and Dividends on EXO-WEB.COM's Common Equity and Other Shareholder Matters.

There is a limited public market for the Common Stock of EXO-WEB.COM. The stock traded on the OTC Bulletin Board under the symbol "HRRO" from June, 1998 through August, 1999, and has traded under the symbol "EXWB" since August, 1999. Nasdaq Reporting and Market Services had no record of any trading activity on the stock in 1998. The high and low bid prices for EXO-WEB.COM's stock each quarter, through September 30, 1999, as reported by NASDAQ Trading and Market Services, are as follows:

                                      Bid       Price
                                      High       Low
                                      ----       ---
Quarter ended March 31, 1999          0.00       0.00
Quarter ended June 30, 1999           5.00       0.00
Quarter ended September 30, 1999      6.00       5.00


These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of November 5, 1999, there were 10,549,500 shares of Common Stock outstanding, held by 41 shareholders of record and by various broker/dealers on behalf of an indeterminate number of street name shareholders.

To date EXO-WEB.COM has not paid any dividends on its Common Stock and does not expect to declare or pay any dividends on such Common Stock in the foreseeable future. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of EXO-WEB.COM, and other factors as deemed relevant by EXO-WEB.COM's Board of Directors.

Item 2.  Legal Proceedings

To the knowledge of EXO-WEB.COM's executive officers and directors, EXO-WEB.COM is not a party to any legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officers and directors know of no other threatened or contemplated legal proceedings or litigation.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 4.  Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance and sales of securities of EXO-WEB.COM without registration during the past three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

On March, 30, 1999, EXO-WEB.COM sold 6,500,000 shares of common stock at a price of $0.001 per share for total proceeds of $6,500. The offer and the sale of the stock were exempt from registration under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933, as amended. If the exemption under Rule 504 of Regulation D is not available, then EXO-WEB.COM believes that this offering is also exempt under Rule 506 under and Section 4(2) of the Securities Act of 1933, as amended. EXO-WEB.COM furnished to purchasers in a timely manner an offering memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of non-accredited investors to 28. If the foregoing exemptions are not available, then EXO-WEB.COM believes that these sales were also exempt under Regulation S due to due to the foreign nationality of the relevant purchasers.

On June 20, 1999, EXO-WEB.COM sold 4,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $4,000. The sale of these shares was exempt from registration under Rule 506 under and Section 4(2) of the Securities Act of 1933, as amended. EXO-WEB.COM furnished to purchasers in a timely manner an offering memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of non-accredited investors to 21. If the foregoing exemptions are not available, EXO-WEB.COM believes that these sales were also exempt under Regulation S under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant purchasers.

Item 5.  Indemnification of Directors and Officers.

EXO-WEB.COM's Articles of Incorporation provide that EXO-WEB.COM must indemnify its directors and officers, to the fullest extent permitted under the Chapter 78 Nevada Revised Statutes against all liabilities incurred by reason of the fact that the person is or was a director or officer or agent of EXO-WEB.COM or a fiduciary of an employee benefit plan, or is or was serving at the request of EXO-WEB.COM as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The effect of these provisions is potentially to indemnify EXO-WEB.COM's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with EXO-WEB.COM.

                                   Part F/S

                         Index to Financial Statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Financial Statements
Years Ended December 31, 1998, 1997 and 1996 (Audited) and Nine Months Ended
  September 30, 1999 (Unaudited)
(U.S. Dollars)


      INDEX                                                                                       Page
      -----                                                                                       ----
      Report of Independent Chartered Accountants                                                    1

      Financial Statements

      Balance Sheets                                                                                 2

      Statements of Operations                                                                       3

      Statements of Changes in Stockholders' Equity                                                  4

      Statements of Cash Flows                                                                       5

      Notes to Financial Statements                                                                  6-8

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
 EXO-WEB.COM (Formerly Hartco, LTD.)


We have audited the accompanying balance sheet of EXO-WEB.COM Inc. (formerly Hartco, LTD.) (a development stage company) at December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of EXO-WEB.COM as at December 31, 1998 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has been in the development stage since its inception and has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Financial statements at December 31, 1997 and the statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997 were reported on by other independent certified public accountants who expressed an unqualified opinion thereon in their report dated April 21, 1998 and the concern referred to in the preceding paragraph.



"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
November 18, 1999

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Balance Sheets
December 31 and September 30
(U.S. Dollars)

===============================================================================================================================
                                                                            September 30                     December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                        1999              1998            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)
Current
  Cash                                                                   $       484      $       0     $       0    $   10,000
  Subscription receivable                                                      3,821              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

                                                                               4,305              0             0        10,000
Proprietary Technology                                                       498,000              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                             $   502,305      $       0     $       0    $   10,000
===============================================================================================================================

Liabilities

Current
  Accounts payable                                                       $    34,912       $      0     $       0    $        0
  Accrued liabilities                                                         75,000
  Loan payable                                                                 1,380
  Agreement payable March 31, 2000                                           496,620
-------------------------------------------------------------------------------------------------------------------------------

Total Liabilities                                                            607,912              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Deficit)
Common Stock, 100,000,000 shares authorized at $0.001 par value;              10,995            495           495           495
10,549,500 shares issued and outstanding September 30, 1999
(495,000 at December 31, 1998 and 1997 and September 30, 1998)

Additional Paid-In Capital                                                    98,505         98,505        98,505        98,505

Deficit Accumulated During the Development Stage                            (215,107)       (99,000)      (99,000)      (89,000)
-------------------------------------------------------------------------------------------------------------------------------

Total Stockholders' Equity (Deficit)                                        (105,607)             0             0        10,000
-------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                               $   502,305      $       0     $       0    $   10,000
===============================================================================================================================

See notes to financial statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Operations
Years Ended December 31, 1998, 1997 and 1996 and Nine Months Ended September 30,
  1999 and 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    June 16, 1977
                                                                                                                      (Date of
                                                                        Years Ended December 31,                    Inception) to
                                                                 1998             1997              1996          December 31, 1998
Expenses
  Professional fees                                             $ 10,000         $  10,000         $      0       $          99,000
------------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                        $ 10,000         $  10,000         $      0       $          99,000
------------------------------------------------------------------------------------------------------------------------------------
Net Loss Per Common Share                                       $   0.02         $    0.02         $   0.00
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Number
  of Shares Outstanding                                          493,779           495,000          395,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    June 16, 1977
                                                                                                                       (Date of
                                                                            Nine Months Ended September 30,         Inception) to
                                                                                1999                  1998        September 30, 1999
                                                                                                 ---------------
                                                                                            (Unaudited)
Expenses
  Executive compensation                                                    $   75,000           $        0       $          75,000
  Professional fees                                                             33,054                    0                  38,054
  Office and general                                                             3,219                    0                  97,249
  Transfer agent fees                                                            1,789                    0                   1,789
  Publications                                                                   1,600                    0                   1,600
  Telephone                                                                      1,415                    0                   1,415

Net Loss                                                                       116,077                    0                 215,107

Net Loss Per Common Share                                                   $    (0.03)          $     0.00

Weight Average Number of
  Shares Outstanding                                                         4,523,585              495,000
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
Years Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date
  of Inception) to December 31, 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Additional                              Total
                                                        Common Stock                 Paid-In          Accumulated      Stockholders'
                                                   Shares           Amount            Capital            Deficit           Equity
Balance June 16, 1977 (date of inception)                  0           $     0      $          0          $        0    $         0
Issuance of common stock                             395,000               395            78,605                   0         79,000
Net loss for the period ended December 31,                 0                 0                 0             (29,000)       (29,000)
1987
Net loss for the year ended December 31,                   0                 0                 0             (50,000)       (50,000)
1988
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996                            395,000               395            78,605             (79,000)             0
Issuance of common stock for services at              50,000                50             9,950                   0         10,000
$0.20 - 1997
Issuance of common stock for cash at $0.20            50,000                50             9,950                   0         10,000
- 1997
Net loss for the year ended December 31,                   0                 0                 0             (10,000)       (10,000)
1997
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997                            495,000               495            98,505             (89,000)        10,000
Net loss for the year December 31, 1998                    0                 0                 0             (10,000)       (10,000)
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                            495,000           $   495      $     98,505          $  (99,000)   $         0
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date
  of Inception) to December 31, 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              September 30                     December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1999              1998            1998           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Operating Activities
  Net loss                                                                $(116,107)                $0     $(10,000)        $      0
  Adjustments for accounts payable and accrued
    liabilities to reconcile net loss to net
    cash used in operating activities                                       109,912                  0            0                0
  Capital stock issued for services                                               0                  0            0           10,000
------------------------------------------------------------------------------------------------------------------------------------

Net Cash Provided By (Used In) Operating Activities                          (6,195)                 0      (10,000)          10,000

Financing Activity
  Proceeds from issuance of common stock                                      6,679                  0            0           10,000
------------------------------------------------------------------------------------------------------------------------------------

Inflow of Cash                                                                  484                  0      (10,000)          20,000
Cash, Beginning of Period                                                         0                  0       10,000                0
------------------------------------------------------------------------------------------------------------------------------------

Cash, End of Period                                                       $     484                 $0     $      0         $ 20,000
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure for Non-Cash
  Transactions
    Issuance of common stock for
      services                                                            $       0                 $0     $      0         $ 10,000
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     The Company was incorporated under the laws of the State of Nevada on June 16, 1977, under the name Hartco, LTD. On August 4, 1999 the Company changed its name to EXO-WEB.COM.

     The Company had been in the development stage since its inception and had been primarily engaged in the business of developing mineral properties. During 1988 the Company disposed of its remaining assets and liabilities and became inactive.

     On June 10, 1999 the Company purchased proprietary technology and is now in the business of information technology marketing and licensing for internet and intranet use.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Accounting methods

          The Company recognizes income and expenses based on the accrual method of accounting.

     (b)  Income taxes

          At December 31, 1998 the company has a net operating loss carry forward of approximately $100,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company does not yet have income. The loss carry forward will expire starting in the year 2003 through 2014.

     (c)  Management estimates and assumptions

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported income and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

     (d)  Earnings (loss) per share

          Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

     (e)  Revenue recognition

          Revenue will be generated from each customer through several sources, namely, licensing; royalties and maintenance; and customizing costs. The revenue recognition policy for each source is:

          (i) Revenue from licensing, royalties and maintenance will be recognized as earned over the term of each customer's agreement;

          (ii) Revenue from customizing costs will be recognized as earned through the provision of personnel expertise in the Company's technology.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (f)  Unaudited interim financial statements

          The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements.

          In the opinion of the Company's management, these unaudited financial statements reflect all adjustments necessary to present fairly the Company's financial position at September 30, 1999 and 1998 and the results of operations and the cash flows for the nine months then ended. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

3.   RELATED PARTY TRANSACTIONS

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in additional business ventures requiring their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.   CAPITAL STOCK

     The Company originally had authorized common stock of 100,000 shares with a par value of $0.25 per share.

     On March 23, 1998, the authorized common capital stock was increased to 100,000,000 common shares with a par value of $0.001 per share.

     On March 23, 1998, the Company completed a forward stock split of one share of its outstanding common stock for five shares.

5.   GOING CONCERN

     The Company intends to license technology which, in the opinion of management, will provide earnings to the Company.

     Continuation of the Company as a going concern is dependent upon obtaining additional working capital. Management has developed a strategy which it believes will accomplish this objective.

6.   SUBSEQUENT EVENTS

     (a) On June 10, 1999 the Company acquired proprietary property from MAC Multimedia Accelerator Corp. for $722,000 CDN. The Company was also assigned the Development Agreement from MAC Multimedia Accelerator Corp. and Mindquake Software Inc.

     (b) On March 30, 1999 the Company received 445,000 of its then outstanding shares for cancellation.

     (c)  On March 31, 1999 the Company issued 6,500,000 shares for cash of
          $6,500.

     (d)  On June 20, 1999 the Company issued 4,000,000 shares for cash of
          $4,000.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                   PART III

                           Item 1. Index to Exhibits

Exhibit
Number    Name
2.1       Articles of Incorporation, restated as amended on March 23, 1988 and
          August 4, 1999

2.2       Bylaws

3.1       Specimen Share Certificate for Common Stock

3.2       Sample Pooling Agreement

6.1       Asset Purchase Agreement between EXO-WEB.COM and MAC Multimedia
          Accelerator Corp. dated June 10, 1999

6.2       First Amending Agreement to Asset Purchase Agreement, dated June 21,
          1999

6.3       Second Amending Agreement to Asset Purchase Agreement, dated August 6,
          1999

6.4*      Software Development Agreement Between MAC Multimedia Accelerator
          Corp. and Mindquake Software, Inc.

6.5*      Supplemental Agreement Between MAC Multimedia Accelerator Corp. and
          Mindquake Software, Inc.

27.1*     Financial Data Schedule

*         To be filed by amendment.

                                  SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934,the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

EXO-WEB.COM

                                        By: /s/ Randall Currey
                                            ----------------------------------
                                        Randall Currey, President and Director

Dated: November 23, 1999

                               Index to Exhibits

Exhibit
Number    Name
2.1       Articles of Incorporation, restated as amended on March 23, 1988 and
          August 4, 1999

2.2       Bylaws

3.1       Specimen Share Certificate for Common Stock

3.2       Sample Pooling Agreement

6.1       Asset Purchase Agreement between EXO-WEB.COM and MAC Multimedia
          Accelerator Corp. dated June 10, 1999

6.2       First Amending Agreement to Asset Purchase Agreement, dated June 21,
          1999

6.3       Second Amending Agreement to Asset Purchase Agreement, dated August 6,
          1999

6.4*      Software Development Agreement Between MAC Multimedia Accelerator
          Corp. and Mindquake Software, Inc.

6.5*      Supplemental Agreement Between MAC Multimedia Accelerator Corp. and
          Mindquake Software, Inc.

27.1*     Financial Data Schedule

*         To be filed by amendment.